FOR IMMEDIATE RELEASE

MacKenzie Capital Management, LP announces termination of the tender offer for United Mortgage Trust.

Moraga, Calif. (Market Wire)—January 5, 2016—Affiliates of MacKenzie Capital Management, LP have terminated their tender offer for UMT.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556